
10012901


MAIL
PROCESSING
RECEIVED
JUN 15 2010
WASH, D.C.
211
SECTION

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Tulsa, Oklahoma
June 15, 2010

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
Assets:		
Investments (at fair value)	$ 897,481,053	$ 678,472,455
Due from brokers	948,352	-
Noninterest-bearing cash	40,461	-
Total assets (at fair value)	898,469,866	678,472,455
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,149,160	3,783,336
Net assets available for benefits	$ 899,619,026	$ 682,255,791

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2009

Additions to net assets:	
Contributions:	
Participant	$ 37,205,546
Employer	24,562,012
Rollovers	1,293,278
Total contributions	63,060,836
Class action settlement proceeds	768,881
Net investment income:	
Dividends	18,336,413
Interest	1,055,019
Total dividend and interest income	19,391,432
Net appreciation in fair value of investments	185,473,026
Investment expenses	(282,513)
Total net investment income	204,581,945
Total additions to net assets	268,411,662
Deductions from net assets:	
Withdrawals	(50,652,565)
Dividend distributions	(395,862)
Total deductions from net assets	(51,048,427)
Net increase during the year	217,363,235
Net assets available for benefits at beginning of year	682,255,791
Net assets available for benefits at end of year	$ 899,619,026

See accompanying notes.

ACT-RPG\11KIPSoCINA

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan and a portion of the Plan is also an employee stock ownership plan ("ESOP") maintained for the benefit of substantially all employees of The Williams Companies, Inc. and its participating subsidiaries (collectively, "Williams" or "Employer"), excluding employees represented by certain collective bargaining agreements, and certain other employees, as defined.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is intended to constitute a plan described in Section 404(c) of the ERISA, and Title 29 of the Code of Federal Regulation Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses which are the direct and necessary result of investment instructions given by such participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to select investment funds available to the participants; monitor the performance of the trustee, investment funds and investment managers; and appoint, remove and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility for the implementation of actions required to be performed by such committee under ERISA (after taking into account the terms of the Plan and the Trust Agreement) with respect to overriding the terms of the Plan which require the availability of a fund consisting of common stock issued by The Williams Companies, Inc. ("Common Stock Fund") unless such action relates to Section 404(c) of ERISA or such actions could be implemented by the trustee. The Benefits Committee, in its settlor capacity, may amend the Plan provided it is a non-material amendment as detailed in the Plan. Fidelity Management Trust Company is the trustee and record keeper, and Fidelity Investments Institutional Operations Company, Inc. provides certain record keeping services for the Plan. The Compensation Committee, in its settlor capacity, has the right to terminate or amend the Plan.

Note 1--Description of plan (continued)

Contributions

Each eligible participant has an Employee Contribution Account, consisting of, as applicable, an After-Tax Account, a Pre-Tax Account, a Catch-up Contribution Account, and a Rollover Contribution Account; and, as applicable, an Employer Contribution Account, consisting primarily of an Employer Matching Contribution Account. In addition, certain participants may also have a Bonus Employee Stock Ownership Plan ("BESOP") Employer Contribution Account, a MAPCO Employer Matching Contribution Account, a Transtock Account, a Williams Companies Employee Stock Ownership Plan ("WESOP") Account, a 2005 ERISA Settlement Account, a 2006 Securities Settlement Account, and a 2006 Salomon Settlement Account, as applicable.

The Pre-Tax Account is made up of amounts contributed from the participant's "before tax" compensation. Each eligible employee participant may contribute from 1 percent to a maximum of 30 percent of his/her eligible compensation (1 to 10 percent for Highly Compensated Employees, as defined in the Plan) per pay period. The maximum pre-tax contribution percentage is subject to periodic adjustment in order to meet discrimination testing requirements of the Internal Revenue Service ("IRS"). The Employer will contribute an amount equal to 100 percent of each participant's contribution up to a maximum of 6 percent of his/her eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2009.

Participants may elect investment in any of various investment options, including a self-directed fund, provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. A participant may change his/her investment election from time to time, subject to certain limitations.

The Plan no longer allows participants' contributions, including employer and employee contributions, loan payments, and rollovers in shares of the Williams Common Stock Fund. Dividend reinvestments are allowed within the Williams Common Stock Fund. However, by the end of 2010, shares within the Williams Common Stock Fund will be phased out. Prior to a specified time, participants may withdraw or sell the remaining shares within the Williams Common Stock Fund and reinvest the proceeds in other available investment options within the Plan. If participants take no action to withdraw or sell the remaining shares by the specified time, the shares will be sold by an independent fiduciary and invested according to each participant's current investment elections on file. A blackout of certain functions within the plan will occur while the independent fiduciary makes these sales. If participants have no current investment elections on file, the proceeds will be reinvested in the default fund of the plan which is the applicable Fidelity Freedom Fund based on each participant's date of birth.

Note 1--Description of plan (continued)

Vesting

A participant has a nonforfeitable vested interest in the current fair value of the assets purchased with his/her contributions. An eligible employee participant becomes 20 percent vested in the employer contributions made on his/her behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, becoming 100 percent vested upon five years of service. In addition, a participant's account becomes totally vested by reason of his/her death, total and permanent disability, reaching age 65, eligibility to receive early retirement benefits under a pension plan of Williams, permanent job elimination or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants affected by permanent job elimination or permanent reduction in work force are also 100 percent vested.

Generally, the payment of benefits under the Plan shall be made in cash, or if requested by the participant with respect to amounts held in the ESOP portion of the Plan, in Williams common stock, with the balance made in cash.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses.

In-service withdrawals

An eligible employee participant may request a partial withdrawal from the Plan of his/her Rollover Contribution Account and a portion, as defined in the Plan document, of his/her After-Tax Account. An eligible employee participant may make two such withdrawals during any Plan year and is not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

An eligible employee participant who has completed two years of participation may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall the amount withdrawable exceed the vested portion of the participant's Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be requested every 12 months.

Note 1--Description of plan (continued)

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of his/her Employer Contribution Account, Employee Contribution Account, MAPCO Employer Matching Contribution Account, and BESOP Employer Contribution Account. Outstanding loans will reduce the amount available for post-59½ withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or a Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

For the plan years 2009 and most of 2010, an eligible employee participant who holds shares of Williams common stock in the Williams Common Stock Fund may request a special stock withdrawal from the Plan. The withdrawal can include the vested portion of his/her account held in certain employer contributed sources within the Williams Common Stock Fund. The withdrawal must be shares of Williams common stock and not in cash. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant's Pre-Tax Account before age 59½ may be made if the participant is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. A participant may borrow from his/her fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding twelve-month period, or 50 percent of his/her vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant's current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant's employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

Note 1--Description of plan (continued)

Other

Each participant has his/her own individual account, and contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his/her account balance.

Net investment income, including net appreciation in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant's account balances.

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares in the Plan's ESOP.

While the Compensation Committee has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of termination, each participant would become fully vested in his/her entire account balance.

Note 2--Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared in accordance with accounting standards generally accepted in the United States on the accrual basis of accounting, except as noted within this Note. Benefit payments are recorded when paid.

Use of estimates

The preparation of financial statements requires the Plan's Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investments in mutual funds, a common collective trust, and the All Market Option (which consists of the Williams Common Stock Fund and a self-directed account). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain

Note 2--Summary of significant accounting policies (continued)

investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Accounting standards issued but not yet adopted

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." This Update requires new disclosures regarding the amount of transfers in or out of Level 1 and 2, the reasons for such transfers, and a greater level of disaggregation when disclosing valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The disclosures will be required for reporting periods beginning after December 15, 2009, and will be adopted at that time. The Update also requires additional categorization of items included in the reconciliation of beginning to ending balances for Level 3 inputs on a gross basis for reporting periods beginning after December 15, 2010, and will be adopted at that time. These disclosure requirements will not have a material impact on the Plan's financial statements.

Investment valuation and income recognition

The Plan's investments are stated at fair value except for the investment in the Fidelity Managed Income Portfolio II Fund ("MIP II Fund"), a common collective trust with fully benefit-responsive investment contracts, which is presented at fair value and adjusted to contract value as reported to the Plan by the trustee (see Note 5). Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 4.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Note 2--Summary of significant accounting policies (continued)

Administrative expenses

Certain administrative expenses of the Plan are paid by Williams.

Note 3--Investments

The following investments, at fair value, represent 5 percent or more of the Plan's net assets at December 31:

	2009	2008
Williams Common Stock Fund	$241,176,792	$178,956,239
MIP II Fund	91,463,903*	93,230,702*
Fidelity Contrafund Class K	79,502,010	57,356,364
Fidelity Diversified International Fund Class K	75,437,236	53,481,932
PIMCO Total Return Institutional Fund	53,808,567	38,802,986
Vanguard Institutional Index Fund	50,389,144	38,795,505
Davis New York Venture Fund Class Y	49,870,599	36,293,923

* The contract value of the MIP II Fund at December 31, 2009, is $92,613,063 and at December 31, 2008, is $97,014,038.

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$102,111,898
Common stocks	83,341,225
Other	19,903
	$185,473,026

Note 4--Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

Note 4--Fair value measurements (continued)

- Level 1 – Quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. The Plan's Level 1 investments primarily consist of common stocks, mutual funds, and money market funds that are traded on U.S. exchanges.

- Level 2 – Inputs are other than quoted prices in active markets included in Level 1, that are either directly or indirectly observable. These inputs are either directly observable in the marketplace or indirectly observable through corroboration with market data for substantially the full contractual term of the asset or liability being measured. The Plan's Level 2 investments consist of the MIP II Fund.

- Level 3 – Includes inputs that are not observable for which there is little, if any, market activity for the asset or liability being measured. These inputs reflect the Williams Investment Plus Plan management's best estimate of the assumptions market participants would use in determining fair value. The Plan's Level 3 investments consist of participant loans.

The asset's fair values measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The fair values of common stocks are derived from quoted market prices as of the close of business on the last business day of the Plan year. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values of the shares held by the Plan. The valuation techniques used to measure fair value of the MIP II Fund are described in Note 5. The participant loans are valued at carrying value which approximates fair value.

Note 4--Fair value measurements (continued)

The following table sets forth by level within the fair value hierarchy the Plan's assets that are measured at fair value as of December 31, 2009 and 2008.

	Level 1	Level 2	Level 3	Total
2009:				
Mutual funds:				
Domestic equity funds	$ 238,947,558			$ 238,947,558
International equity funds	75,437,236			75,437,236
Balanced funds	41,367,469			41,367,469
Fixed income funds	53,808,567			53,808,567
Target date funds	98,071,811			98,071,811
Various other funds	13,594,494			13,594,494
Common stocks:				
Williams common stock	241,176,792			241,176,792
Various other stocks	21,161,091			21,161,091
Money market funds	7,635,300			7,635,300
MIP II Fund (see Note 5)		$ 91,463,903		91,463,903
Participant loans			$ 14,816,832	14,816,832
Total assets at fair value	$ 791,200,318	$ 91,463,903	$ 14,816,832	$ 897,481,053
2008:				
Mutual funds:				
Domestic equity funds	$ 171,126,763			$ 171,126,763
International equity funds	53,481,932			53,481,932
Balanced funds	32,552,431			32,552,431
Fixed income funds	38,802,986			38,802,986
Target date funds	67,067,529			67,067,529
Various other funds	9,914,970			9,914,970
Common stocks:				
Williams common stock	178,956,239			178,956,239
Various other stocks	13,059,464			13,059,464
Money market funds	6,825,709			6,825,709
MIP II Fund (see Note 5)		$ 93,230,702		93,230,702
Participant loans			$ 13,453,730	13,453,730
Total assets at fair value	$ 571,788,023	$ 93,230,702	$ 13,453,730	$ 678,472,455

Note 4--Fair value measurements (continued)

The following table sets forth a reconciliation of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009.

Balance as of January 1, 2009	$13,453,730
Purchases, sales, issuances and settlements (net)	1,363,102
Balance as of December 31, 2009	$14,816,832

Note 5--Common collective trust – Fidelity Managed Income Portfolio II Fund

Description and investment strategy of the MIP II Fund

The Plan holds an investment in the MIP II Fund, a common collective trust. The MIP II Fund is a commingled pool managed by Fidelity Management Trust Company ("MIP II Fund Trustee") as trustee which is dedicated exclusively to the active management of the assets of defined contribution plans. The MIP II Fund's investment objective is to seek preservation of capital while providing a competitive level of income over time and to maintain a stable net asset value of $1.00 per unit. The MIP II Fund primarily invests in short-term bonds and other fixed income securities such as U.S. treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. The MIP II Fund invests a small portion in derivative instruments including futures contracts and swap agreements. The MIP II Fund also invests a portion in money market fund shares. Additionally, the MIP II Fund enters into wrap contracts with third-party issuers, such as financial institutions or insurance companies, normally rated in the top three long-term rating categories (A- or the equivalent and above). The wrap contracts are designed to allow the portfolio to maintain a constant net asset value and to protect the portfolio in extreme circumstances.

Investment valuation and income recognition

Within the MIP II Fund, the fair value of the investments in wrap contracts is determined using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, plan cash flow, and the market value to contract value ratio. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. However, withdrawals or investment exchanges prompted by an employer-initiated event (such as a sale of division, layoff of work force, change in plan options, or termination of plan) may be paid at the contract's market value, which may be less than contract value or subject to a contract change or penalty. These investment contracts provide for benefit-responsive withdrawals at contract value.

Note 5--Common collective trust – Fidelity Managed Income Portfolio II Fund (continued)

Underlying debt securities within the MIP II Fund for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available or do not accurately reflect fair value for a security or if a security's value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the MIP II Fund Trustee believes accurately reflects fair value. A security's valuation may differ depending on the method used for determining value. Price movements in future contracts and American Depository Receipts, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading may be reviewed in the course of making a good faith determination of a security's fair value. Underlying short-term securities with remaining maturities of 60 days or less for which market quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, both of which approximate current value. Investments in underlying funds are valued at their closing net asset value each business day. Investment transactions are accounted for on a trade-date basis. Investment income is accrued as earned on an accrual basis and the income earned from wrap contracts is reported net of fees paid to wrap contract providers. Expenses are recorded on the accrual basis in the period to which they relate and adjustments are made when actual amounts are known.

Restrictions on withdrawals and exchanges

Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a Plan Sponsor must be preceded by 12 months' written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12 month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or Plan Sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Note 6--Class action settlements

In May 2006, a class action settlement against Salomon Smith Barney, Inc. was reached involving shareholders who purchased shares of Williams Communications Group common stock between October 27, 1999 and November 1, 2001. The Plan received proceeds of $.8 million from this settlement on June 30, 2009. These proceeds are included as Class action settlement proceeds on the Statement of Changes in Net Assets Available for Benefits for December 31, 2009.

In June 2006, a class action settlement was reached involving shareholders who purchased or acquired Williams securities between July 24, 2000 and July 22, 2002. The Plan received proceeds of $4.8 million in January 2008 pursuant to the plan of allocation from this settlement for the benefit of eligible current and former Plan participants and beneficiaries. According to the third-party claims administrator, this receipt represented approximately 80 percent of the expected distribution. The remaining portion of the net settlement distribution after resolution of disputed claims and distributions as well as other contingencies including additional expenses, interest, and taxes was received by the Plan on March 2, 2010. The proceeds received by the Plan for the benefit of eligible current and former Plan participants and beneficiaries were $1.2 million and will be recognized in 2010.

Note 7--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated December 22, 2006, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the amendments covered by the determination letter. A request for determination of the continued qualification of the Plan has been filed with the IRS. The response is currently pending. The Plan's sponsor has indicated it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Note 8--Differences between financial statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2009	2008
Net assets available for benefits per the financial statements	$899,619,026	$682,255,791
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,149,160)	(3,783,336)
Amounts allocated to withdrawing participants	(828,785)	(45,601)
Net assets available for benefits per the Form 5500	$897,641,081	$678,426,854

The following is a reconciliation of Net increase during the year per the Statement of Changes in Net Assets Available for Benefits to net income per the Form 5500 for the year ended December 31, 2009:

Net increase during the year	$ 217,363,235
Less: Amounts allocated to withdrawing participants at December 31, 2009	(828,785)
Add: Amounts allocated to withdrawing participants at December 31, 2008	45,601
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(1,149,160)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	3,783,336
Net income per Form 5500	$ 219,214,227

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2009, but not yet paid as of that date.

Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

Note 9--Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN: 73-0569878 PLAN: 008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	Fidelity	Fidelity Managed Income Portfolio II – 92,613,063 shares		$ 91,463,903
	PIMCO	PIMCO Total Return Inst Fund – 4,982,275 shares		53,808,567
*	Fidelity	Fidelity Puritan Fund Class K – 2,575,808 shares		41,367,469
	Vanguard	Vanguard Institutional Index Fund – 494,108 shares		50,389,144
	Vanguard	Vanguard Equity Income ADM Fund – 384,430 shares		14,708,283
*	Fidelity	Fidelity Contrafund Class K – 1,364,841 shares		79,502,010
	Davis Selected Advisers	Davis New York Venture Fund Class Y – 1,593,819 shares		49,870,599
	T. Rowe Price	T. Rowe Price Institutional Large-Cap Core Fund – 1,138,292 shares		13,420,457
	T. Rowe Price	T. Rowe Price Institutional Small-Cap Stock Fund – 2,899,819 shares		31,057,065
*	Fidelity	Fidelity Diversified International Fund Class K – 2,696,113 shares		75,437,236
*	Fidelity	Fidelity Freedom Income Fund – 342,447 shares		3,677,876
*	Fidelity	Fidelity Freedom 2010 Fund – 1,495,471 shares		18,708,337
*	Fidelity	Fidelity Freedom 2020 Fund – 3,163,894 shares		39,706,867
*	Fidelity	Fidelity Freedom 2030 Fund – 1,823,247 shares		22,590,035

*Party-in-interest
**Column not applicable for participant-directed investments.

THE WILLIAMS INVESTMENT PLUS PLAN

EIN: 73-0569878 PLAN: 008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	Fidelity	Fidelity Freedom 2040 Fund – 1,694,105 shares		$ 12,129,795
*	Fidelity	Fidelity Freedom 2050 Fund – 150,767 shares		1,258,901
*	The Williams Companies, Inc.	Common stock – 11,440,896 shares		241,176,792
*	Self-Directed Fund	A self-directed fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, bonds, certificates of deposit, and money market funds at their discretion.		42,390,885
*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 10.5%		14,816,832
				$ 897,481,053

*Party-in-interest
**Column not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE WILLIAMS
INVESTMENT PLUS PLAN
(Name of Plan)

By s/Cheryl Sullivan
Cheryl Sullivan
Member, Administrative Committee
The Williams Companies, Inc.

Date: June 15, 2010

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-85542) pertaining to The Williams Investment Plus Plan of our report dated June 15, 2010, with respect to the financial statements and schedule of The Williams Investment Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

Ernst & Young LLP

Tulsa, Oklahoma
June 15, 2010